CXJ GROUP CO., LTD.	Room 1903-1, No.1 building, Xizi International center Jianggan District, Hangzhou City, Zhejiang Province, China

December 28, 2020

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Melissa Gilmore
Martin James
Sherry Haywood
Asia Timmons-Pierre

Re:	CXJ Group Co., Ltd
Amendment No.1 to Registration Statement on Form S-1
Filed October 30, 2020
File No. 333-248779

Dear Sir or Madam:

CXJ Group Co., Ltd. (the “Company”) is filing amendment number 2 (the “Amendment”) to the Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to Lixin Cai, Chief Executive Officer of the Company, dated November 13, 2020 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 1 to Form S-1 filed on October 30, 2020

Prospectus Summary, page 5

1. We note your response to prior comment 5. Please include your telephone number in this section. See Item 503(b) of Regulation S-K.

We have included the telephone number in the Prospectus Summary.

2. We note your response to comment 8, and your revised disclosure that the company was dormant from 2001-2019. It appears that you may have intended to include 2011 instead of 2001, if so please revise.

Yes, we intended to state 2011, not 2001. We have edited where necessary.

We may require additional capital to support growth, page 11

3. We note your response to prior comment 14. We note your disclosure that you may require additional funds beyond those generated by this offering. This disclosure is inappropriate given that the company will not receive any of the proceeds raised in this offering. Please revise accordingly.

We have removed this disclosure.

There is limited market for our common stock, page 15

4. We note your response to prior comment 13. You disclose here that your common stock trades on OTC Markets. Please revise to clarify here that your stock trades on the OTC Pink.

We have revised the Amendment to state OTC Pink.

Directors and Executive Officers and Corporate Governance

Officer Biographies, page 35

5. We note your response to prior comment 17. Please include the names and ages of all of your officers and directors in the Officer Biographies table including Xinrui Wang, Wenbin Mao and Baiwan Nui. Please also describe the work experience for the past five years of directors Wenbin Mao and Baiwan Nui in this section. Please refer to Items 401(a), (b) and (e) of Regulation S-K.

We have included the information required by Items 401(a), (b), and (e) of Regulation S-K.

Financial Statements, page F-1

6. Please update the filing to provide financial statements that comply with Rule 8-08 of Regulation S-X. In addition, revise Management’s Discussion and Analysis and other sections to provide updated financial information.

We have updated our financial statements and footnotes.

Exhibit 23.1, page X-1

7. Please file an updated auditor’s consent with your next amendment.

We have included an updated auditor’s consent in the Amendment.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Lixin Cai
Lixin Cai